THIS NEWS RELEASE IS INTENDED FOR DITRIBUTION IN CANADA ONLY AND IS NOT AUTHORIZED FOR DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSMINATION IN THE UNITED STATES.

EMGOLD MINING CORPORATION
Suite 1400 – 570 Granville Street
Vancouver, B.C.  V6C 3P1
www.emgold.com

October 26, 2011	TSX Venture Exchange: EMR
OTC Bulletin Board: EGMCF
U.S. 20-F Registration: 000-51411
Frankfurt Stock Exchange: EML
EMGOLD ANNOUNCES NON-BROKERED PRIVATE PLACEMENT

Emgold Mining Corporation (the "Company" or "Emgold") is pleased to announce that, subject to TSX Venture Exchange approval, Emgold proposes to carry out a non-brokered private placement of up to 10,000,000 units ("Units") of the Company at CDN$0.10 per Unit to raise up to CDN$1,000,000. Each Unit will consist of one common share (a “Share”) of the Company and one non-transferable share purchase warrant (a "Warrant").  Each Warrant will entitle the holder to purchase, for a period of 24 months, one additional Share at a price of CDN$0.15.  The Shares issued in connection with this non-brokered private placement, including any issued on the exercise of the Warrants, will be subject to a minimum hold period of four months.

Finder's fees comprised of up to 8% cash and 8% in finder's warrants may be payable in connection with some or all of the offering in accordance with TSX-Venture Exchange policies.  Each finder's warrant would be exercisable for one Share at a price of $0.15, for a period of 24 months from the date of issuance.  Shares issued on the exercise of the finder’s warrants would also be subject to a minimum hold period of four months.

The proposed financing is subject to all necessary regulatory approvals. The proceeds of the financing will be primarily used for exploration activity on the Company’s Buckskin Rawhide Property in Nevada, property acquisition in Nevada, exploration of its Stewart Property in British Columbia, and general working capital.

Buckskin Rawhide Property Update

To date, Emgold has identified two significant gold and silver targets at its Buckskin Rawhide Property (the "Property"), located about 40 miles south of Fallon, Nevada.  Surface sampling of the eastern half of the Buckskin Rawhide claim block in the Chicago Mountain area resulted in the definition of a significant disseminated gold exploration target. The target, as defined to date, is approximately 4,000 feet long by 400 feet wide and occurs completely within Emgold's claim block.  Historic reverse circulation drilling in the area indicates mineralization in the zone occurs to depths of 165 feet, and the zone is open for expansion in several directions (see Emgold’s October 4th, 2011 press release for details).

Emgold’s second target is the Black Eagle Vein, which is a high grade gold occurrence situated on the west side of Emgold's claim block.  Surface sampling of that structure has resulted in the discovery of high-grade gold-silver mineralization containing up to 9.0 ounces per ton gold in a steeply dipping mineralized shoot (see Emgold’s January 12, 2011 and April 20, 2011 press releases).

Emgold continues to review and model historic exploration data and Emgold exploration data on the Property, using Mine Sight software.  This data includes soil sampling, rock chip sampling, and reverse circulation drilling.  The Company’s goal is to identify exploration targets for drilling in 2012.

The Buckskin Rawhide Property is comprised of 52 unpatented claims totaling 1,040 acres, of which 46 claims are currently under a lease and option to purchase agreement with Nevada Sunrise LLC, a private company.  Six additional claims were staked by Emgold (see Emgold’s April 11, 2011 press release). The Property is located in the Rawhide Mining District and is situated adjacent to Pilot Gold Inc.'s Regent gold-silver property and to Rawhide Mining Company's Rawhide Mine.  Potential exists for synergistic development of the three properties.

The Buckskin Rawhide Property is a volcanic-hosted, structurally controlled, epithermal gold-silver prospect in the Walker Lane gold belt of western Nevada.  The Walker Lane is a regional shear zone and known gold trend that hosts large and small historic and currently operating gold-silver mines, including mines of the Comstock Lode, Tonopah District and Rawhide District. Buckskin Rawhide geology and mineralization are associated with lithologic units and structures of the Rawhide Caldera, as well as structures from the Walker Lane and Basin and Range.

Stewart Property Update

Emgold has completed the drilling planned for 2011 at its 100% owned Stewart Property in British Columbia and is awaiting assay results.  The Stewart Property is a poly-metallic exploration property with potential for molybdenum, tungsten, gold, silver, and other mineralization.  The focus of the 2011 program was to further delineate a molybdenum resource that has been indentified from historic drilling on the property and by further drilling by Emgold.  This program consisted of 19 drill holes totaling 2,526 metres (8,273 feet).  Samples have been shipped to Acme Labs in Vancouver for analysis.  Assay results are expected to be available starting in November.

Idaho-Maryland Project Update

Emgold’s 100% owned subsidiary, Idaho-Maryland Mining Corporation (“IMMC”) submitted its revised Permit Applications to the City of Grass Valley in April, 2011.  The Applications were accepted by the City in May 2011.  The City is currently in the process of completing a competitive bid process to select a consultant to complete the Revised Draft Environmental Impact Report (“EIR”) and Final EIR for the Idaho-Maryland Project (described below).  On October 12th, the City of Grass Valley interviewed three potential bidders.  From these bidders, the selection panel for the City recommended Ascent Environmental, with offices in Sacramento and Stateline Nevada.  Sub-consultants to Ascent will include Golder Associates, a global leader in mine related environmental, engineering, and reclamations projects, Fehr and Peers for traffic analysis, and Hausrath Economic Group for economic analysis.  The contract with Ascent will be reviewed by Grass Valley City Council on November 8th.  Subsequently a Reimbursement Agreement may be completed between the City and IMMC to fund the scope of work, which would be payable by IMMC as the Project Applicant.  The completion of the Final EIR is expected to take approximately 12 months after work is initiated.

Upon completion of selection of the final bidder and prior to signing the Reimbursement Agreement, IMMC will request that the City of Grass Valley put the Idaho-Maryland Project temporarily on hold, to allow the Company 60-90 days to evaluate strategic alternatives to fund the completion of the EIR Process.  IMMC does not plan to move forward with the EIR Process until sufficient funds are in place to ensure successful completion of the entire EIR.

Evaluation of Financing Alternatives

Emgold plans to use the next 60-90 day period to evaluate strategic alternatives respecting continuance of the Idaho-Maryland Project, and the funding of the Project EIR to completion.  Despite the current high price of gold bullion, financing for projects in the junior mining sector is extremely difficult.  In the event that insufficient funds can be raised to move the Idaho-Maryland Project forward at the end of that period, Emgold may have to delay the project until market conditions improve or, as a worst case, drop the Project entirely to focus on the other quality assets the Company currently has in its portfolio, including the Buckskin Rawhide Project in Nevada and the Stewart Property in British Columbia.

Information Regarding Emgold

Emgold is currently in the advanced stage of permitting the Idaho-Maryland Project, located in Grass Valley, CA.  The Idaho-Maryland Mine was once the second largest underground gold mine in California and is reported to have produced 2.4 million ounces of gold at an average recovered grade of 0.43 ounce per ton. Emgold has a number of earlier stage exploration properties including the Buckskin Rawhide Property in Nevada, and the Stewart Property and the Rozan Property in British Columbia.  The Rozan Property is currently optioned to Valterra Resource Corporation.  For more information about Emgold, the Idaho-Maryland Gold Project and the Buckskin Rawhide, Stewart, and Rozan Properties, please visit www.emgold.com.  Company filings are available at www.sedar.com.

The scientific or technical information contained in this news release has been reviewed and approved by Mr. Robert Pease P.Geo., Chief Geologist of the Company (for the Idaho-Maryland Project and Buckskin Rawhide Project) and Mr. Perry Grunenberg, P.Geo., an independent consultant to the Company (for the Stewart Property).  Both are Qualified Persons as defined in National Instrument 43-101 and are supervising the current exploration work at each site.

THIS NEWS RELEASE IS INTENDED FOR DITRIBUTION IN CANADA ONLY AND IS NOT AUTHORIZED FOR DISTRIBUTION TO THE UNITED STATES NEWSWIRE SERVICES OR FOR DISSMINATION IN THE UNITED STATES.

On behalf of the Board of Directors

David G. Watkinson, P.Eng.
President & CEO

For further information please contact:

Tel: 604-687-4622  Toll Free: 1-888-267-1400
Email: info@emgold.com

This release was prepared by the Company's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release includes certain statements that are "forward-looking statements" within the meaning of applicable securities laws including statements regarding the proposed private placement, the timing of results from exploration work conducted on the Stewart Property, the timing and results from exploration work on the Buckskin Rawhide Property, development of adjacent properties to the Buckskin Rawhide Property, expected results and potential mineralization and resources on the properties. Forward-looking statements are based on certain assumptions of the Company, including that it will complete the proposed private placement, that results from the Company's drilling program on the Stewart Property will be completed in a reasonable timeframe, that actual results of exploration and development activities on the Stewart Property are consistent with management's expectations, that results of exploration on the Buckskin Rawhide Property are consistent with management’s expectations, that properties adjacent to the Buckskin Rawhide property are developed, that assumptions relating to mineral resource estimates are accurate, and financing is available to complete the required work. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include exploration results that are different than those anticipated, inability to raise or otherwise secure capital to fund planned programs, changes to metal prices, the price of the Company's shares, the costs of labour, equipment and other costs associated with exploration, availability of drilling equipment and operators, actual development and mining operations, exploitation and exploration successes, approvals by federal, state, and local agencies, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company does not intend to update or revise any forward-looking information whether as to a result of new information, future events or otherwise, except as required by law.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.